EXHIBIT 12(a)

UNITED RENTALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31					Three Months Ended March 31,
	1998	1999	2000	2001	2002(2)	2002	2003(3)
	(dollars in thousands)
Earnings:
Income before provision for income taxes and extraordinary items	$78,297	$241,807	$301,496	$214,550	$(101,384)	$12,432	$(14,300)
Interest expense	64,157	139,828	228,779	221,563	195,961	49,983	50,975
Amortization of debt issuance costs	1,423	4,154	6,880	9,468	10,080	2,462	2,907
Interest portion of rent expense (1)	6,834	21,833	45,224	55,739	61,742	14,090	15,098

Earnings as adjusted	$150,711	$407,622	$582,379	$501,320	$166,399	$78,967	$54,680

Fixed charges:
Interest expense	$64,157	$139,828	$228,779	$221,563	$195,961	$49,983	$50,975
Amortization of debt issuance costs	1,423	4,154	6,880	9,468	10,080	2,462	2,907
Interest portion of rent expense (1)	6,834	21,833	45,224	55,739	61,742	14,090	15,098

Fixed charges	$72,414	$165,815	$280,883	$286,770	$267,783	$66,535	$68,980

Ratio of earnings to fixed charges	2.1x	2.5x	2.1x	1.7x	0.6x	1.2x	0.8x

(1)	The interest portion of rent expense is estimated to be one-third of rent expense.
(2)	The ratio for the year 2002 was less than 1x. The amount of the deficiency was approximately $101.4 million.
(3)	The ratio for the first three months of 2003 was less than 1x. The amount of the deficiency was approximately $14.3 million.